Exhibit 99.1

Draganfly to Host Draganflyer Xperience: First Responder User Conference at Draganfly’s Joint A.I.R Center in Texas

Over two days, Draganfly will host over 30 prominent agencies and customers, providing live drone demonstrations, hands-on flying, partner presentations & use case scenario workshops.

Spring Bank, TX. September 05, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is excited to announce it is hosting Draganflyer Xperience: First Responder User Conference at Draganfly’s Joint A.I.R Center in Spring Bank, Texas, on September 13th and 14th, 2023. This two-day event will provide hands-on scenarios utilizing Draganfly’s drone technology, highlighting the Company’s capabilities to industry decision-makers and integrations with field operations.

The Draganflyer Xperience: First Responder User Conference embodies Draganfly’s commitment to innovation in the service of public safety. By working with influential agencies, forward-thinking customers, and industry experts in one location, Draganfly aims to facilitate a dynamic exchange of ideas, experiences, and expertise to accelerate the adoption and utilization of drones in emergency response.

The event will not only be an illuminating exploration of cutting-edge drone technology but also an immersive journey into the future of first responder operations. With its live demonstrations, hands-on sessions, partner presentations, and use case workshops, the Draganflyer Xperience: First Responder User Conference is poised to shape the trajectory of drone-assisted emergency response for years.

Attendees will have the unique opportunity to witness firsthand the advanced capabilities of Draganfly’s drones, including the Commander 3XL, showcasing the remarkable range of applications this drone offer in emergency response and public safety.

Partner presentations highlighting the collaborative efforts between Draganfly and its strategic partners are integral to the event. These presentations will unveil the latest technological advancements, innovative solutions, and joint initiatives that drive the evolution of unmanned aerial systems and their integration into the first responder ecosystem.

One of the conference’s highlights is the engaging use-case scenario workshops. These workshops will simulate real-world situations, allowing attendees to explore and analyze how Draganfly’s drones can be deployed in various emergencies. This interactive format encourages participants to brainstorm and discuss practical strategies for incorporating drone technology into their operations, fostering a platform for insightful discussions and knowledge exchange.

“Through the Draganflyer Xperience: First Responder User Conference, we are creating a nexus of innovation, where technology, expertise, and collaboration converge to redefine the emergency response landscape. This event exemplifies our unwavering commitment to empowering first responders with advanced drone solutions, propelling us toward a safer and more efficient future,” said Cameron Chell, Draganfly CEO.

Scheduled to attend the Draganfly Xperience: First Responder User Conference includes distinguished guests across State and Federal Emergency Management services, Bluvec, Agile Mesh, and more, highlighting the importance of the technology and the need for integration in the public safety sector.

Click here to learn more about Draganfly Xperience: First Responder User Conference.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com